UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private
Issuer Pursuant to Rule
13a-16 or 15d-16 of the
Securities Exchange Act
of 1934
For the month of December 2024
Commission File
Number: 001-38283

InflaRx N.V.

Winzerlaer Str. 2
07745 Jena,
Germany
(+49) 3641508180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

INCORPORATION BY REFERENCE

On December 20, 2024, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Announces First Patient Dosed in Phase 2a Study for Oral C5aR Inhibitor INF904”.

The Company announced that the first patient has been dosed in its Phase 2a basket study in chronic spontaneous urticaria (“CSU”) and hidradenitis suppurativa (“HS”), investigating the Company’s oral C5aR inhibitor, INF904. The Phase 2a trial is a multi-center, open-label study expected to include a total of 75 patients with moderate-to-severe CSU and moderate-to-severe HS. The trial will evaluate multiple INF904 dosing regimens over four weeks of treatment to generate additional safety and pharmacokinetic data and to provide signs of clinical benefit. As previously disclosed, this basket study is utilizing a commercially viable formulation of INF904, providing a range of drug exposures comparable to the reported levels in the Phase 1 study. After the four-week treatment period, patients will be followed for an additional four weeks. Data from this study are expected in the summer of 2025, with a goal of informing the design of a larger, longer-term Phase 2b study by year-end 2025.

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into (i) the registration statements on Form S-8 (File No. 333-221656 and 333-240185) and (ii) the registration statement on Form F-3 (File No. 333-273058) of the Company and to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

A copy of the press release is attached as Exhibit 99.1 to this Report. Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this Report and may include statements regarding our intentions, beliefs, projections, outlook, analyses, current expectations and the risks, uncertainties and other factors described under the heading “Risk Factors” and “Cautionary statement regarding forward looking statements” in our periodic filings with the U.S. Securities and Exchange Commission. These statements speak only as of the date of this Report and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated December 20, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.
Date: December 20, 2024
	By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer